

August 14, 2015

Walter Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: First Trust Dynamic Europe Equity Income Fund (the "Fund")
File Nos. 333-205681; 811-23072

Dear Mr. Draney:

We have reviewed the registration statement on Form N-2 filed with the Commission on July 15, 2015 on behalf of the Fund, and an amendment to the registration statement on Form N-2/A filed with the Commission on July 31, 2015. The registration statement concerns an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

Prospectus

<u>Cover Page</u>

1. In *Investment Strategies and Policies*, it states that the Fund "will seek to achieve its investment objective by investing at least 80% of its Managed Assets… in a portfolio of equity securities of European companies… ." Please explain to us how the Fund's definition of Managed Assets is consistent with the requirements of Rule 35d-1 under the 1940 Act.

2. Also in *Investment Strategies and Policies*, it states that "European companies are broadly defined to include any company of which "its country of organization is located in Europe." As the Fund has "Europe" in its name, with regard to its compliance with Rule 35d-1, please explain to us how a company is economically tied to Europe simply because it is organized in Europe.

    In this section it further states that "the Fund currently expects to write (or sell) call options on…custom baskets of individual securities and…certain broad-based securities indices." Please clarify here, or where appropriate within the registration statement, the types of securities that are included in the custom baskets and also the types of securities represented in the broad-based securities indices. In addition, please explain to us whether the Fund will count derivatives for the purposes of the Fund's 80% test. If so, how will they be valued (*i.e.,* at market or notional value)? In addition, please explain to us how the Fund will meet its obligations as outlined in Investment Company Act Release No. 10666 (Apr. 18, 1979) while investing at least 80% of its Managed Assets in equity securities.

3. In *Distributions* on page ii, the description of the Fund's quarterly special distribution, starting in the 5th line and continuing for most of the paragraph is one sentence that is very difficult to follow. Please simplify this discussion.

4. At the end of the *Distributions* section, it states that "[t]he Board of Trustees will review the quarterly special distribution program from time to time and may determine to modify, suspend or cancel the program." If any shareholder notice will be provided before the program is changed in any of these ways, please disclose so here, or where appropriate.

<u>Summary Prospectus</u>

5. In *Investment Strategies and Policies*, it states that the Fund's portfolio of equity securities includes convertible securities. In regard to the Fund's investment in these securities, we have the following comments:

    a. Please confirm to us that any convertible securities included in the Fund's 80% test may be immediately convertible into equity.

    b. Please disclose in this section the types of convertible securities the Fund invests in as a principal investment strategy (*e.g.*, contingent, mandatory and/or synthetic convertible securities). Disclosure in the Summary Prospectus suggests investment in these types of convertibles. For example, on page 5, in *Convertible Securities*, it states that the Fund's investment in convertible securities include "debt securities with warrants or common stock attached and derivatives combining the features of debt securities and equity securities," suggesting investment in synthetic convertible securities, or a similar instrument. In addition, in *Convertible Securities Risk* on page 15, it states that "convertible securities that may not be converted unless certain conditions are met may trade at a slight discount to similar convertible securities that do not require such conditions to be met prior to conversion."

    c. In disclosing the Fund's investments in different types of convertible securities, please describe what these securities are and how they are different from the types of securities commonly considered to be convertible securities.

6. In *Investment Strategies and Policies*, in the last paragraph on page 2, please disclose specifically that some European countries are considered to be emerging markets.

7. On page 3, in *Investment Strategies and Policies*, in the discussion of the Fund's dynamic currency hedging process, it states that "the amount the Fund may invest in [forward foreign currency exchange contracts] will be limited to the extent of its foreign investments." As the Fund will invest at least 80% of its assets in European Companies, which are foreign investments, and may invest all of its assets in foreign securities, the fund may, in fact, hedge 100% of its portfolio. To state that the Fund is "limited" in its use of forward foreign currency exchange contracts seems misleading as it does not appear that the Fund will be limited at all in its investment of these securities. Please clarify the disclosure.

8. In the following paragraph in this section, on page 3, it states that the Fund may also invest in "domestic and foreign fixed income securities". If the Fund may invest in fixed income securities of issuers from emerging markets, disclose so in this section and disclose any associated risks where appropriate.

9. On page 8, in *Use of Leverage*, it states that "it is expected that the Fund's initial structural leverage through the use of Borrowings will be approximately 25% of the Fund's Managed Assets." Please also disclose here that the Fund's use of leverage will vary and that it may borrow up to 40% of its Managed Assets.

10. On page 11, in *Conversion Risk*, please disclose specifically that, upon conversion, the Fund's shares, in addition to no longer being listed, would be purchased and redeemed at NAV, rather than market price.

11. On page 15, *Convertible Securities Risk*, per Comment #5 above, please expand this disclosure to describe the specific risks associated with the different types of convertible securities the Fund invests in as a principal investment strategy. In particular, if the Fund invests in contingent convertible securities, please describe the risks of these investments, including the trigger events for their conversion, the potential for increased volatility and risk of loss in declining markets.

    In addition, consider including here disclosure from the end of the second paragraph on page 4 of the SAI:

    > If a convertible security held by the Fund is called for redemption or conversion, the Fund could be required to tender it for redemption, convert it into the underlying common stock or sell it to a third party, which may have an adverse effect on the Fund's ability to achieve its investment objective.

12. Also in *Convertible Securities Risk*, in the second paragraph, it states that "[c]onvertible securities are often rated below investment grade." Please reference here that securities rated below investment grade are commonly known as "junk bonds".

13. On page 19, with respect to the disclosure in *Derivative Transactions Risk*, in general, please review the adequacy of the disclosure concerning derivatives in this section and

throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

14. In *Special Risk Considerations*, please consider including disclosure describing the risks of warrants and rights, as these instruments appear to be part of the Fund's principal investment strategy. For example, on page 4, in *Portfolio Composition*, it states that common stock, a principal investment of the Fund, "represents an equity ownership interest in issuers and include rights or warrants to purchase common stock." In addition, the Fund's investment in convertible securities include "debt securities with warrants or common stock attached…" and that the prices of these securities "may, to some degree, reflect the performance of the underlying stock."

Summary of Fund Expenses

15. In *Shareholder Transaction Expenses*, with respect to the line item "Offering expenses of borrowings expected to be borne by the Fund." Please clarify that the expenses borne by the Fund are borne (indirectly) by Fund shareholders.

Portfolio Turnover

16. On page 38, it states that "[t]here are no limits on the rate of portfolio turnover, and investments may be sold without regard to length of time held when the Fund's investment strategy so dictates." If the Fund expects its annual portfolio turnover rate to exceed 100% under normal circumstances, please disclose in the Summary Prospectus frequent trading as a principal investment strategy of the Fund. Please also disclose the risks associated with frequent trading in *Special Risk Considerations*.

Investment Management Agreement

17. On page 48, in the disclosure required by Item 9.1.b.(4) of Form N-2, please specify the Fund's annual or semi-annual report to shareholders and provide the period covered by the report.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel